October 3, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Anuja A. Majmudar
        Karina Dorin
Re:    SEC Comment Letter dated September 12, 2022
Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Response dated August 31, 2022
File No. 001-37556
Dear Mses. Majmudar and Dorin:
I am writing in response to your supplemental letter of September 12, 2022 conveying the comments of the Staff of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 10-K of Stericycle, Inc. (the “Company”) for the fiscal year ended December 31, 2021 (the “Form 10-K”), following the initial response letter of August 31, 2022 (the “Initial Response Letter”) to your letter of August 4, 2022 (the “Initial Comment Letter”).
For your convenience, I have repeated each of the Staff’s supplemental comments before the Company’s response to the comment.
Response dated August 31, 2022

Risk Factors, page 20

1.We note your response to prior comment 2 appears to focus on transition risks related to climate change policy and regulatory changes and that to the extent transition risks have not been disclosed in the Form 10-K, you determined they were not material. Please describe the relevant transition risks you analyzed, including the items specifically noted in our prior comment, and explain how you assessed the effects of these risks for purposes of disclosure in your SEC filings.

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Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it has established disclosure controls and procedures to proactively monitor and respond to risks to its business and industry. Among other risks, the Company evaluates transition risks, including policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities and technology changes. The Company has established procedures to monitor potential policy and regulatory changes related to climate change across the countries and regions in which it operates, and the Company evaluates the potential impact of such changes on its business, including whether any such policy or regulation could have significant operational or cost implications from transition risks related to climate change or otherwise. On a periodic basis, the Company’s senior management, representing key functional areas and business units, conducts an evaluation of the strategic, operational, financial and compliance risks that have the potential to adversely impact the Company’s business, financial condition, and results of operations. The risks identified as part of this process assist in identifying if additional or expanded disclosures are needed in the Company’s SEC filings.

When assessing if non-financial information, including identified risks to the Company’s business, is material and therefore required to be included in the Company’s SEC filings, the Company assesses the requirements under Regulation S-K, Rule 12b-20 and other authoritative guidance issued by the SEC, including the 2010 SEC Guidance Regarding Disclosure Related to Climate Change, as well as whether the Company’s disclosures could be misleading without the identified information, or if investors would have considered the information significant for making their investment decisions.

As part of the process described above, the Company considers the Task Force on Climate-Related Financial Disclosures framework, which identifies four categories of climate change transition risks: “Policy and Legal,” “Technology,” “Market,” and “Reputation.” In addition to the “Policy and Legal” risks highlighted in the Initial Response Letter, Part 1, Item 1A “Risk Factors” of the Form 10-K specifically addresses market risks by disclosing that many of the Company’s customers have established goals for their organizations to be carbon neutral or reduce waste levels, especially wastes that go to landfills, and have extended such goals to their key vendors and business partners (see Part I, Item 1A, Risk Factors – Requirements of governments, customers and investors for net carbon zero emissions strategies, and the introduction of regulations restricting emissions of “greenhouse gases” aimed to limit climate change, could negatively impact our costs to operate, of the Form 10-K). Moreover, the Company noted that at least one customer has not renewed Regulated Waste and Compliance Services in order to pursue options that avoid landfills (see Part I, Item 1A, Risk Factors – Requirements of governments, customers and investors for net carbon zero emissions strategies, and the introduction of regulations restricting emissions of “greenhouse gases” aimed to limit climate change, could negatively impact our costs to operate, of the Form 10-K).  In addition, the Company addressed reputation risks by disclosing that many investors and financial institutions believe that climate change will significantly influence many companies’ long-term prospects and are requesting climate change disclosures and commitments from their investments (see Part I, Item 1A, Risk Factors – Requirements of governments, customers and investors for net carbon zero emissions strategies, and the introduction of regulations restricting emissions of “greenhouse gases” aimed to limit climate change, could negatively impact our costs to operate, of the Form 10-K). The Company also noted that adverse publicity associated with

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regulatory compliance issues may harm the Company’s reputation (see Part I, Item 1A, Risk Factors – We are subject to extensive governmental regulation, which is frequently difficult, expensive, and time-consuming with which to comply; noncompliance could adversely affect our operations and efforts to grow our business results, of the Form 10-K). Finally, the Company addressed technology risks by disclosing it may face competition from competitors employing new or alternative technologies (see Part I, Item 1A, Risk Factors – Aggressive pricing by existing competitors and the entrance of new competitors could significantly and adversely affect our results of operations, of the Form 10-K), which may include technologies intended to reduce the carbon emissions attributable to the services offered by the Company and its competitors.
With respect to future SEC filings, the Company will continue to assess whether specific regulatory, technology, market, or reputational risks attributable to climate-change related developments present unique risks that are material to the Company’s business, financial condition, or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.We note from your response to prior comment 5 that you have not been impacted by the items highlighted in our comment pertaining to the indirect consequences of climate-related regulation or business trends. However, it is not clear how you evaluated the factors noted in our prior comment to determine the effect of such indirect consequences. Please describe how the indirect consequences of regulations or business trends related to climate change were considered in your analysis and tell us how you concluded that they were not material. Your response should specifically address our prior comment in the context of operations that produce greenhouse gas emissions, such as the collection and transportation of regulated wastes.

Response

The Company has not seen, to date, any material indirect consequences of climate-related regulation or business trends. As requested, set forth below is the Company’s response to each of the individual items referenced in the prior comment 5:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

To date, the Company has not experienced any significant decreased demand for products or services, whether such products or services might produce significant greenhouse gas emissions or are related to carbon-based energy sources.

The Company continues to engage with customers, investors, and regulatory bodies to better understand their current approach and future strategies in response to climate-related regulation and business trends. The engagement includes understanding their goals associated with climate change and environmental sustainability, how the Company may be able to support their goals, and their perceptions of the Company’s performance regarding climate change related initiatives and risk management. Certain of the Company’s customers have established, or are in the process of establishing, goals for their organizations to be carbon neutral and have extended such goals to their key vendors and business partners. This increased focus by customers on minimizing climate change impacts may require the Company to invest in incremental and higher-cost technologies for more efficient waste processing, collection services through our fleet of vehicles, or other operational impacts.

At present, there are limited options for providing carbon neutral service offerings in the Company’s key business areas. The Company’s Engineering Team continues to evaluate a wide range of potential

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opportunities to reduce greenhouse gas emissions in operations. This thorough evaluation process is in the early stages and continues to evolve in response to business and climate needs. As these opportunities are fully vetted and if confirmed to be viable opportunities, the Company will be able to estimate the full financial impact and if determined to be material, will disclose such impact as appropriate. The Company respectfully references question number 4 and our response in the Initial Response Letter outlining examples and materiality considerations regarding investments in climate related projects.

•increased demand for services that result in lower emissions than competing products;

To date, the Company has not experienced any significant increased demand for products or services that might result in lower emissions than competing products or services. In California, several county and municipal governments have introduced zero waste to landfill goals, and we are aware of at least one customer not renewing Regulated Waste and Compliance Services to pursue options to avoid landfills. To date, the Company has not identified any significant changes in competition due to innovative new services that result in lower emissions.
As outlined above, the Company continues to engage with customer and business partners to better understand their current approach and future strategies in response to climate-related regulation and business trends.

•increased competition to develop innovative new services that result in lower emissions;

To date, the Company has not identified any significant changes in competition due to innovative new services that result in lower emissions.

As outlined above, the Company continues to engage with customer and business partners to better understand their current approach and future strategies in response to climate-related regulation and business trends.

•increased demand for generation and transmission of energy from alternative energy sources; and

The Company is unaware of any increased demand for the generation and transmission of energy from alternative energy sources that would materially and negatively impact its business operations.

•any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.

The Company respectfully directs the Staff to the previously stated response surrounding reputational risk resulting from operations or services that produce material greenhouse gas emissions.

Given the recent increased focus on climate change mitigation activities by many of the Company’s stakeholder groups, including customers, business partners, investors, and team members, the Company is aware of how its reputation is in part tied to successfully advancing its initiatives regarding sustainability and climate change. The Company closely monitors indicators of the Company’s reputation, including those related to climate change impacts. For example, the Company’s Public Relations team monitors traditional and social media content concerning the Company daily. Additionally, the Company meets regularly with many of its larger customers, business partners, and investors to understand their goals associated with climate change and environmental sustainability, how the Company may be able to support their goals, and their perceptions of the Company’s performance regarding climate change related initiatives and risk management.

The Company will continue to monitor the indirect consequences of climate-related regulation and business trends and will disclose any material consequences in future SEC filings in accordance with applicable requirements.

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3.Your response to prior comment 6 does not appear to explain how you considered providing disclosure regarding how you could be impacted if severe weather disrupts your suppliers. As such, our prior comment is partially re-issued. In addition, tell us whether you expect any future period changes to the cost of insurance.

Response

The Company has an expansive supplier network with over 10,000 suppliers around the globe. The global procurement function utilizes a category management model to monitor and manage suppliers within similar categories. This structure and approach allow for significant sourcing flexibility during a weather event.
In addition, the Company executes a regular “supply chain risk review” process that is enabled by geographic leaders within each category from procurement and the applicable business area. New supply chain issues or vendor base disruptions are analyzed and discussed and mitigating actions are identified and implemented. Finally, the Company continues to enhance continuity plans for its top 100 suppliers in North America and key international suppliers. The Company’s diverse supplier network and proactive approach to identifying and mitigating potential disruptions provide it with multiple sources of supply for key items and the ability to pivot to alternative suppliers in other areas. As a result, the Company does not view potential supplier disruption from severe weather as a material risk.
As noted in the Company’s Initial Response Letter, to date, including supplier related costs, specific weather events that have caused incremental operating expenditures have not been material during the periods for which financial statements are presented in the Form 10-K.
Regarding future period changes to the cost of insurance, the Company is not currently aware of any changes. Respectfully, the Company’s insurers have not indicated how much, if any, historical increases in premiums are due to weather-related impacts and the Company has not experienced any substantial difficulty in obtaining insurance at a reasonable cost due to weather-related impacts.

Sincerely,

/s/ Janet H. Zelenka
Janet H. Zelenka
Executive Vice President, Chief Financial Officer
and Chief Information Officer

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